Precision Securities, LLC

SEC # 8-52441
CRD # 103976

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2020

**This report is deemed PUBLIC in accordance with Rule 17a-5(d)
under the Securities Exchange Act of 1934**

INDEX



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Precision Securities, LLC
San Diego, California

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Precision Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Los Angeles, California
March 1, 2021

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Precision Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	605,990
Receivable from broker-dealers and clearing organizations		8,701,459
Other assets		676,266
Total Assets	**$**	**9,983,715**
Liabilities and Equity		
Liabilities		
Payable to broker-dealers and clearing organizations		2,092,095
Accounts payable and accrued liabilities		3,479,961
Total liabilities	$	5,572,056
Equity		
Member's Equity		4,411,659
Total Liabilities and Equity	**$**	**9,983,715**

The accompanying notes are an integral part of this Statement of Financial Condition

1. Organization and Description of Business

Precision Securities LLC ("the Company") is a limited liability company organized in the state of California. The Company's sole Class A member is Clear Street Holdings LLC ("Holdings").

The Company, founded in 2000 and headquartered in San Diego, CA, provides broker-dealer services as an introducing broker-dealer clearing customer transactions through other broker-dealers on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's designated self-regulatory organization is FINRA.

On July 1, 2019, the Company entered into a Purchase and Sale Agreement (the "Agreement") with Holdings to sell all the outstanding equity of the Company to Holdings. Under the terms of the agreement Holdings paid cash consideration and issued Class C units of Holdings to the selling equity holders of the Company (the "Initial Consideration"). Additionally, Holdings committed to pay the selling equity holders additional cash consideration (the "Conditional Consideration" based upon certain performance targets.

At the Initial Closing the selling equity holders received 100% of the Initial Consideration and Holdings received all of the Class A non-voting shares of the Company and 24.99% of the Class B voting shares. On January 1, 2020, following the receipt of all regulatory approvals and other customary closing requirements, the remaining 75.01% of the Class B voting shares were issued to Holdings.

Holdings did not elect to apply push down accounting and accordingly, the accompanying financial statements have not been adjusted to reflect these transactions

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company is claims an exemption under section k(2)(ii) of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

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Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2020

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

The company maintains cash in bank accounts that, at times, may exceed federally insured limits. The company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Receivable from and Payable to broker-dealers and clearing organizations

At December 31, 2020, Receivables from and Payable to broker-dealers and clearing organizations primarily represent amounts due to or from clearing brokers in relation to the Company's introduced customer activity.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include Receivable from and Payable to clearing brokers and Accounts payable and accrued liabilities.

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Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2020

Income Taxes

The Company is a limited liability company and therefore no provision is made in these financial statements for federal, state or local income taxes as such liabilities are the responsibility of the individual member's. The Company is no longer subject to examination from the relevant taxing authorities for years before 2017.

New Accounting Pronouncements

Measurement of Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as Receivables from broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial statements.

3. **Receivables from Broker-Dealers and Clearing Organizations**

Receivables from broker-dealers and clearing organizations at December 31, 2020 consist of Clearing deposits of $2,408,449 and Commissions and fees receivable of $6,293,010.

4. **Risks and Uncertainties**

Off Balance Sheet Risk

As discussed in note 1, the Company does not hold customer cash or securities balances. Transactions are processed by a number of clearing firms on a fully disclosed basis. In conjunction with these arrangements, the Company is contingently liable for any unsecured debit balances in customer accounts introduced to the clearing firms by the Company. These customer activities may expose the Company to off balance sheet credit risk in the event that customers are unable to fulfill their contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to risk of loss daily on an account by account basis.

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Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2020

At December 31, 2020, the Company was not responsible for any unsecured debits that it had not provided reserves for and did not have any material open positions in is trading accounts

Credit Risk

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Measurement of Credit Losses on Financial instruments*, which modified the impairment model for measuring current expected credit losses (CECL) for financial assets and certain off-balance sheet items, including receivables from broker dealers and clearing organizations. The model includes an allowance account established to record estimated lifetime expected credit loss, which is deducted from the amortized cost basis of the financial asset. The standard requires credit losses and credit loss estimates within the allowance account to be recognized on a timely basis, and to be based on historical information, current information, and reasonable and supportable forecasts of future events.

The Company evaluated the ASU guidelines, and determined its Receivables from broker-dealers and clearing organizations, to be materially low, and establishment of a reserve account for CECL to be unnecessary.

COVID-19

The economic uncertainty related to the outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020 has cast additional uncertainty on the assumptions used by management in making its judgments and estimates. In response to the economic conditions caused by the pandemic, governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize the economy. The duration and impact of the COVID-19 outbreak and the efficacy of the government and central bank interventions is unknown at this time. Accordingly, it is not possible to reliably estimate the length and severity of these developments and the impact that the COVID-19 pandemic will have on the financial results and condition of the Company in future periods.

5. Commitments and Contingencies

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* Under the new ASU, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability is equal to the present value of the future lease payments. The ROU asset is based on the liability, subject to adjustment, such as for initial direct costs. For statement of operations purposes, leases are classified as either operating or finance. Operating leases result in straight-line expense (similar to previous operating lease guidance) while finance leases result in a front-loaded expense pattern (similar to previous capital lease guidance). Classification is based on criteria that are largely similar to those applied in previous lease accounting, but without explicit bright lines.

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Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2020

The company leases office space under a lease agreement that expired in December 2020. The Company continues to occupy that space on a month to month basis. On December 7, 2020 the Company entered into a new lease with a projected commencement date of October 1, 2021 and a termination date of June 30, 2028. Future minimum rental payments under the new lease are as follows for the years ended December 31:

Year	Commitment
2021	$ 82,945
2022	360,778
2023	451,006
2024	464,039
2025	477,457
Thereafter	1,125,909
Total	**$ 2,962,134**

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2020, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

Effective July 1, 2020 The Company has an expense sharing agreement with Clear Street Management LLC, a company under common control through Holdings. Clear Street, LLC, a broker dealer under common control, provides clearing, execution, locates and other securities borrowing services to the Company. At December 31, 2020, included in Payable to broker-dealers and clearing brokers on the Statement of Financial Condition was $2,288,398 payable to Clear Street.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital (as defined) equal to the greater of $100,000 or 6.667% of aggregate indebtedness (as defined) and a ratio of aggregate indebtedness to net capital of 15 to 1.

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Precision Securities, LLC
Notes to Statement of Financial Condition
December 31, 2020

These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers ae required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2020, the Company had net capital of $3,579,886, which was $3,208,415 in excess of its required net capital of $371,471.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through March 1, 2021 the date of the issuance of this statement of financial condition. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2020.

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